Invisacook Inc



ANNUAL REPORT

4601 East Moody Blvd Suite H-2

Bunnell, FL 32110

0

https://www.invisacook.com

This Annual Report is dated April 29, 2022.

BUSINESS

InvisaCook, Inc. ("InvisaCook" or the "Company") was first formed in Florida on June 1st, 2018. The Company plans to earn revenue by manufacturing an induction HOB technology for kitchens and restaurants using our product to cook through countertops and combining them with a network of distributors and dealers on a worldwide scale, to fuel the growth and the new sales procedures for companies who are committed to developing and marketing our brand. The Company's headquarters is in Bunnell, Florida, USA. The Company's customers will be located worldwide.

The company has filed a patent application with the USPTO for its InvisaCook Induction Cooktop system and is currently awaiting a determination on its patent application. Once granted, ownership of the patent is planned to be assigned from the CEO to the Company.

InvisaCook LLC was organized as a Limited Liability Company on June 1, 2018, under the laws of the state of Florida. On February 15, 2022, the company converted to a Delaware domestic corporation as InvisaCook, Inc

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $537,000.00
Number of Securities Sold: 10,000,000
Use of proceeds: Founders Shares and capital contribution towards business operations
Date: June 01, 2018
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Year ended December 31, 2021, compared to the year ended December 31, 2020
The following discussion is based on our unaudited operating data and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Revenue
2021 was a very successful year for the Company as we experienced record revenues and unit sales. Global 2021 revenue was $730,476.08, up more than 201% from 2020. This increase in sales was primarily driven by US-based as well as international growth through the use and operation of the InvisaCook units, direct-to-dealers, and distributor sales, which were up more than 100% over 2020 and represented 100% of total 2020 & 2021 sales. We believe that this improved performance was primarily driven by two factors: the availability of the Arc model for the entire year and an aggressive digital marketing campaign that we began in January of 2019.

Cost of sales
The cost of sales was $258,333.81 in the fiscal year 2021, up approximately $119,922.88 from 2020's cost of sales of $58,410.12. The increase in the cost of sales was caused by the associated costs of the increase in revenues in 2021 compared to 2020 and increase in shipping costs.

Gross margins
Gross margins were $17,762.58 in 2021, down from $53,146.30 in 2020 due to increase in shipping and other expenses. We expect gross margins as a percentage of revenue to increase from $383,995 in 2020 to more than 100% in 2021. This improved performance was primarily driven by a significant increase in higher-margin direct-to-dealer sales.

Expenses
2021 expenses were $474,374.75 up from expenses of $279,938 in 2020. A large portion of this

increase is due to increase in shipping costs. The remaining increase is primarily related to increased wages, travel, rent, and office expenses.

Historical results and cash flows:
InvisaCook has been doubling its sales every year since inception in 2018 and is on a growth pattern to continue and surpass its sales goals in 2022 and beyond.

InvisaCook's success has been in it's dealers and distributors worldwide. To date, InvisaCook has not held a marketing budget and has created a worldwide Brand Name through the use of Social Media and word of mouth marketing. InvisaCook has consistently been involved in many of the world's top kitchen and bath tradeshows in Europe and the United States, many times garnering awards and recognition at these events, with the assistance of the dealers themselves, believing and showing off the InvisaCook Brand coupled with their countertop products and kitchens. This form of marketing has been very successful InvisaCook and the dealers and distributors themselves.

Obviously, with the fact the the pandemic affected many businesses in various ways; some positive, some negative. InvisaCook continued its positive sales throughout the past two years, except only for two months. This trend was due to the fact of our continual Social Media marketing and demonstrations online. Shipping and logistics has been the most intense area of operation for InvisaCook. Since InvisaCook manufactures in the USA and ships their products on a worldwide scale, this area has become increasingly expensive for us. We have had to become very savvy and unique in the ways we have shipped our products, but we have met all of our challenges, except for one, scaling of inventory.

Currently and from now and into the future, we will be able to address these situations by ordering and maintaining a working inventory to meet our growing sales demands. Using the proceeds of this offering will enable InvisaCook to order containers of our components to be able to manufacture our units and ship them in an orderly fashion.

InvisaCook will also be producing and creating potentially industry-disrupting technology that we are currently patenting that will help us be a world leader in product and industry Brand awareness and quality.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $30,493.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Curtis Ceballos
Amount Owed: $35,000.00
Interest Rate: 0.0%
Maturity Date: October 01, 2022

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Curtis Ceballos
Curtis Ceballos's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Director, Chief Executive Officer & President
Dates of Service: January 01, 2018 - Present
Responsibilities: I manage R&D, including the research and development of current and future products. I also manage all day-to-day operations and help generate sales.

Name: Hans King
Hans King's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Senior Vice President, Director
Dates of Service: June 01, 2018 - Present
Responsibilities: Sales and Marketing. Hans handles the scope of work behind Sales Worldwide, by finding and setting up Distributors and Dealers. He also handles the Marketing efforts by setting up deals for web marketing, and other platforms of social media and TV worldwide.

Name: Ryan Ceballos
Ryan Ceballos's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Executive Vice President, Director
Dates of Service: October 03, 2018 - Present
Responsibilities: Collaborates directly with the company founders in developing the processes and procedures in place for the assembly, manufacturing, testing, and shipping of our InvisaCook units. Also leads the unit responsible for the assembly and manufacturing of our InvisaCook units.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Curtis Ceballos
Amount and nature of Beneficial ownership: 5,100,000
Percent of class: 51.0

Title of class: Common Stock
Stockholder Name: Hans King
Amount and nature of Beneficial ownership: 2,500,000
Percent of class: 25.0

Title of class: Common Stock
Stockholder Name: Marvin Sheets
Amount and nature of Beneficial ownership: 2,400,000
Percent of class: 24.0

RELATED PARTY TRANSACTIONS

Name of Entity: Curtis Ceballos
Relationship to Company: Officer
Nature / amount of interest in the transaction: Loan from founder
Material Terms: $35,000, to be paid back as company generates more sales.

Name of Entity: Curtis Ceballos
Relationship to Company: Officer
Nature / amount of interest in the transaction: $5,150 loan for purposes of purchasing Invisacook's company vehicle, has been released as of February 1, 2022, and shall be included as a released debt/loan with the 2021 financial statements.
Material Terms: Accounts receivable, Non-interest bearing, due on demand

OUR SECURITIES

Common Stock
The amount of security authorized is 50,000,000 with a total of 10,000,000 outstanding.

Voting Rights
1 vote per 1 share. Please see voting rights of securities sold in this offering below.

Material Rights
Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency, and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Cash Dividends. Subject to the rights of holders of Preferred Stock, holders of Common Stock shall be entitled to receive such cash dividends as may be declared thereon by the Board from time to time out of assets of funds of the Corporation legally available therefor; and

Other Dividends and Distributions. The Board may issue shares of the Common Stock in the form of a distribution or distributions pursuant to a stock dividend or split-up of the shares of the Common Stock.

Other Rights.   Except as otherwise required by the DGCL and as may otherwise be provided in this Certificate of Incorporation, each share of the Common Stock shall have identical powers, preferences and rights, including rights in liquidation.

Series X Preferred Stock

The amount of security authorized is 250,000 with a total of 1 outstanding.

Voting Rights

Certificate of Designations of Preferences and Rights of Series X Preferred Stock, section 1(b). The one share of Series X Preferred Stock shall have a number of votes at any time equal to (i) the total number of votes then held or entitled to be made by all other equity securities of the Company, including, without limitation, the Common Stock, par value $0.0001 per share, of the Corporation (the "Common Stock"), debt securities of the Corporation or pursuant to any other agreement, contract or understanding of the Corporation, plus (ii) one (1).

Material Rights

No Conversion. The Series X Stock shall not be convertible into shares of any other class of stock of the Corporation.

No Dividends. The Series X Stock shall not be entitled to receive any dividends paid on any other class of stock of the Corporation.

No Preferences upon Liquidation. In the event of any liquidation, dissolution, or winding up of the Corporation, either voluntarily or involuntarily, a merger or consolidation of the Corporation wherein the corporation is not the surviving entity, or a sale of all or substantially all of the assets of the Corporation, the Series X Stock shall not be entitled to receive any distribution of any of the assets or surplus funds of the Corporation and shall not participate with the Common Stock or any other class of stock of the Corporation therein.

Protective Provisions. In addition to any other rights and restrictions provided under applicable law, without first obtaining the affirmative vote or written consent of the Series X Stock, voting separately as a single class, in person or by proxy, either in writing without a meeting or at an annual or special meeting of the Series X Holder and with the share of Series X Stock having one vote on such matter either, the Corporation shall not amend or repeal any provision of, or add any provision to, the Corporation's Certificate of Incorporation or bylaws if such action would adversely alter or change the preferences, rights, privileges, or powers or, or restrictions provided for the. benefits of, the Series X Stock, as reasonably determined and agreed in writing by Series X Holder pursuant to the vote as set for the above, and any such act or transaction entered into without such vote or consent shall be null and void ab initio, and of no force or effect.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2022.

Invisacook Inc

By   /s/ _/Curtis Ceballos/_

  Name: Curtis Ceballos

  Title: President/CEO

Exhibit A

FINANCIAL STATEMENTS

Invisacook, LLC. (the "Company") formerly a Florida Limited Liability Company
for the years presented
(Presently a Delaware C Corp).

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Invisacook, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 29, 2022
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	30,493	5,867
Accounts Receivable	87,611	74,601
Other	8	8
Undeposited Funds	28,302	-
Inventory	19,163	28,512
Total Current Assets	165,577	108,988
Non-current Assets		
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	-	10,941
Security Deposits	1,000	1,000
Related Party Loan	5,150	5,150
Total Non-Current Assets	6,150	17,091
TOTAL ASSETS	171,727	126,079
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	61,983	48,776
Related Party - Loan Payable	29,000	35,000
PPP Loan	-	24,067
Accrued Interest	-	2,625
Total Current Liabilities	90,983	110,468
Long-term Liabilities		
Notes Payable	-	-
Total Long-Term Liabilities	-	-
TOTAL LIABILITIES	90,983	110,468
EQUITY		
Member's Capital	314,469	323,347
Accumulated Deficit	(233,724)	(307,736)
Total Equity	80,744	15,611
TOTAL LIABILITIES AND EQUITY	171,727	126,079

Statement of Operations

	Year Ended December 31,	
	2021	2020
Revenue	730,476	362,583
Cost of Revenue	258,334	58,410
Gross Profit	472,142	304,173
Operating Expenses		
Advertising and Marketing	3,657	5,588
General and Administrative	232,924	141,422
Travel	45,181	23,287
Salaries and Wages	168,912	103,289
Depreciation		3,125
Total Operating Expenses	450,676	276,711
Operating Income (loss)	21,467	27,462
Other Income	43,229	
Grant	-	7,500
Other	-	-
Total Other Income	43,229	7,500
Other Expense		
Interest Expense	3,698	4,315
Other	5	-
Total Other Expense	3,703	4,315
Provision for Income Tax	-	-
Net Income (loss)	60,992	30,647

Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	60,992	30,647
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	-	3,125
Accounts Payable	13,207	20,362
Inventory	(9,349)	(28,512)
Accounts Receivable	13,010	(91,472)
Bad Debt		21,412
Forgiveness of debt	(43,229)	
Other	(3,348)	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(29,709)	(75,085)
Net Cash provided by (used in) Operating Activities	31,283	(44,438)
INVESTING ACTIVITIES		
Furniture & Fixtures	(10,941)	(1,962)
Net Cash provided by (used by) Investing Activities	(10,941)	(1,962)
FINANCING ACTIVITIES		
PPP Loan Proceeds	19,162	24,067
Member Draws	(8,978)	(13,295)
Loan Payment	(6,000)	
Member Contributions	100	4,255
Net Cash provided by (used in) Financing Activities	4,284	15,027
Cash at the beginning of period	5,867	37,240
Net Cash increase (decrease) for period	24,626	(31,373)
Cash at end of period	30,493	5,867

Statement of Changes in Member Equity

	Member Capital		Total Member Equity
	$ Amount	Accumulated Deficit	
Beginning Balance at 1/1/20	332,387	(338,383)	(5,996)
Capital Contributions	4,255	-	4,255
Capital Distributions	(13,295)	-	(13,295)
Net Income (Loss)	-	30,647	30,647
Ending Balance 12/31/2020	323,347	(307,736)	15,611
Prior Period Adjustment	-	4,141	4,141
Capital Distributions	-	(8,978)	-
Net Income (Loss)	-	60,992	60,992
Other	-	-	-
Ending Balance 12/31/2020	323,347	(251,581)	80,744

InvisaCook, LLC
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

InvisaCook LLC ("the Company") was formed in Florida on June 1st, 2018. The Company earns revenue by manufacturing and sales of an induction HOB technology for kitchens and restaurants and combining them with a network of distributors and dealers on a worldwide scale to fuel the growth and the new sales procedures for companies who are committed to developing and marketing our brand. The Company's headquarters is in Bunnell, Florida, USA. The Company's customers will be located worldwide.

The Company will continue a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high creditworthiness. The Company's management plans to assess the financial strength and creditworthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. The Company sells only to our dealers and distributors on a wholesale basis. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability. Typically, the Company bills the dealer/distributor 50% of the cost of their order up front and the remaining balance is paid 15-30 days upon delivery.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity-based compensation

The Company does not have an equity-based compensation plan as of the date of these financials.

Income Taxes

The Company was a pass-through entity therefore any income tax expense or benefit was the responsibility of the company's owners. As such, no provision for income tax was recognized on the Statement of Operations. The company is now a C corporation effective 2022 and will be subject to corporate income tax in the states it does business.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2021, the Company had outstanding accounts receivable in the amount of $5,150 for loans to Members. The balance is non-interest bearing and due on demand.

During the year ended December 31st, 2021, the Company had outstanding loans payable to related parties for inventory expenses in the amount of $29,000. The balance is non-interest bearing and due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Lease Obligations

On February 1st, 2021, the Company entered into a one-year lease agreement for office space. With a base rent of $5,632 per month.

NOTE 5 – DEBT

Loans – See "Note 3 – Related Party Transactions".

NOTE 6 – EQUITY

The company was a multi-member LLC with a single class of ownership. Profits and losses were allocated to each member in accordance with the operating agreement. The Company has since converted to a c corporation.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 29, 2022, the date these financial statements were available to be issued.

The Company converted to C-Corp and incorporated in Delaware in 2022.

NOTE 8 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

CERTIFICATION

I, /Curtis Ceballos/, Principal Executive Officer of Invisacook Inc, hereby certify that the financial statements of Invisacook Inc included in this Report are true and complete in all material respects.

/Curtis Ceballos/

President/CEO